EXHIBIT 12

PRANA BIOTECHNOLOGY LIMITED. Computation of Ratios of Earnings to Fixed Charges

Our earnings were insufficient to cover fixed charges in each of the years in the five-year period ended June 30, 2010 and in the six months ended December 31, 2010.  “Earnings” consist of loss from operations and fixed charges. “Fixed charges” consist of the portion of operating lease expense that represents interest.  The following table sets forth the extent to which earnings were insufficient to cover fixed charges.

	Year ended June 30,
	2006	2007	2008	2009	2010	Six Months Ended December 31, 2010
	($A in millions)
Earnings (Losses)	(11.59)	(11.14)	(13.56)	(7.52)	(4.91)	(3.83)

Fixed charges	0.033	0.034	0.041	0.039	0.041	0.020

Ratio of Earnings to Fixed Charges (1)	-	-	-	-	-	-

Deficiency of Earnings available to cover Fixed Charges	(11.56)	(11.11)	(13.52)	(7.48)	(4.87)	(3.81)

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(1)  Because of the deficiency of earnings available to cover fixed charges, the ratio information is not applicable.